September 26, 2011

Dear Fellow Shareholders and Potential Investors,

On September 12th we announced Nasdaq’s decision to delist our stock due to the delay in filing our 2010 Annual Report on Form 20-F  as well as the ongoing SEC investigation. Today we announced that we have appealed the delisting and also changed auditors. I am writing to you to further explain our situation.

AutoChina’s operations are real. Our business model is sound. Our revenue recognition is correct. Because of these facts, we have always held steadfast to the belief that AutoChina would weather the storm created by the unfortunate coincidence that there have been instances of fraud in certain other U.S.-listed, China-based companies. When an anonymous short seller made allegations about AutoChina with little to no factual basis, we utilized the opportunity to facilitate better investor understanding of our Company. Furthermore, we continued to work closely with our independent auditor, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”), who has been engaged in audit and quarterly review work since its appointment in April 2010.

Although we very much would have liked to continue our working relationship with PwC and hold the group designated to work with AutoChina in the highest regard, we have been unable to come to an agreement on the timing of the completion of the audit and feel that, given the time constraints we are facing, we need to make alternative arrangements.

We understand the negative perception this change creates, but strongly believe that this provides us with the best chance of filing our much needed financial statements as soon as possible and to move forward.

We are very impressed with the professionalism and experience of our new independent accounting firm, Marcum Bernstein & Pinchuk LLP (“MarcumBP”). We look forward to a productive and successful relationship with MarcumBP.

On behalf of AutoChina’s senior management team, our Board of Directors, and associates, I sincerely thank you for your continued support.

Sincerely,

Mr. Yong Hui Li,
Chairman and CEO of AutoChina